UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bell Microproducts Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1941 Ringwood Avenue

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The delay in the filing of the Company’s report on Form 10-Q for the period ended September 30, 2008 is a result of the Company’s previously announced and pending restatement of its consolidated financial statements. Although the review of the Company’s historical accounting practices with respect to reserves and accruals by a special committee of the Company’s board of directors has concluded, the work required to restate the Company’s financial statements is not yet fully complete. Therefore, the Company is unable to file its report on Form 10-Q for the period ended September 30, 2008 within the prescribed period.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William E, Meyer, Executive Vice President & Chief Financial Officer	408	451-9400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The following reports have not been timely filed: Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2008 and June 30, 2008, and Annual Reports on Form 10-K for the years ended December 31, 2006 and December 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

The Company has determined that the Company’s financial statements for prior periods require restatement. The Company is continuing its review but has not yet made a final determination of the impact of the accounting changes for such prior periods.

Bell Microproducts Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2008	By:	/s/ William E. Meyer

William E. Meyer, Executive Vice President
& Chief Financial Officer